FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September, 2004

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NDT VENTURES LTD.

PRESS RELEASE

September 7, 2004

#04-014

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

Exploration Commences at Trend Project, Nevada

NDT Ventures Ltd. (TSX-V:NDE and OTCBB:NDTVF) has been notified by project partner Nevada Contact Inc. (NCI), a subsidiary of Sudbury Contact Mines Ltd. (TSX-V:SUD), that an exploration program has commenced at NDT’s Trend Project.  In May of 2004, NDT granted NCI an option to acquire up to 65% interest in the Trend Project.

The Trend Project consists of a large block of mineral claims owned by NDT adjoining the southern end of the Cortez Joint Venture (Cortez JV), a segment of the northwest striking Battle Mountain-Eureka mineral trend in north central Nevada. This district is host to the Pipeline, South Pipeline, South Pipeline Extension (Cross Roads), Gap, Gold Acres, Horse Canyon, Pediment and Cortez Hills deposits, with reported reserves/resources exceeding 18 million ounces of gold.

The Trend Project lies approximately 8 kilometers south southeast of Cortez Hills and on strike with the lineation of known deposits within the district. A significant enzyme leach soil anomaly suggesting underlying gold mineralization occurs on the Company's claims along this lineation.

A contract has been let to provide detailed aeromagnetic data and interpretation of the project area. Results of this work are expected by October. NCI has also designed and commissioned a detailed, ground-based gravity survey of the entire project area.  Work on the gravity survey will commence in September.

The objective of both the aeromagnetic and gravity surveys is to provide interpretations that can be used to delineate structure, lateral extent of geologic bodies and depth estimates of covered geologic units.  This data, coupled with geological and geochemical results provided by NDT and others, will be used to design an initial drill program planned for late 2004 or early 2005.

On Behalf of the Board,

NDT VENTURES LTD.

“Fred G. Hewett”

________________________________

Fred G. Hewett, P. Eng.

President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals and exploration results, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production, project development, ore reserve estimates, future anticipated reserves and cost engineering estimate risks, geological factors and exploration results.  See the Company’s Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: September 7, 2004